

February 6, 2015

Via E-mail
Steven A. Hartman
Chief Financial Officer
Penn Virginia Corporation
Four Radnor Corporate Center, Suite 200
100 Matsonford Road
Radnor, PA 19087

> **Re: Penn Virginia Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **Response dated January 15, 2015**
> **File No. 001-13283**

Dear Mr. Hartman:

We have reviewed your response dated January 15, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 17

Proved Undeveloped Reserves, page 19

1.   As part of your response to prior comment number one from our letter dated December 19, 2014, you have provided us with an analysis of your PUD volumes as of December 31, 2013 and the changes in those volumes during the year then ended. Provide us with additional analyses that show corresponding information for the years ended December 31, 2010, December 31, 2011and December 31, 2012.

2.   Your response to prior comment number 2 indicates, in part, that you do not separately budget for PUD reserve development drilling. In view of this, tell us whether, and, if so, how, you ensure that the future development costs underlying the determination of PUD reserves for reserve reporting and accounting purposes are reflected in your capital budgets. Separately, given that you do not separately track actual development costs for PUD locations, tell us whether, and, if so, how, you compare actual development costs to projected development costs underlying your determination of PUD reserves. On a related point, if you do not track actual development costs for PUD reserves, explain how you are able to determine the capital expenditure amounts required to be disclosed by Item 1203(c) of Regulation S-K.

3.   Please revise your response to prior comment number 3 to clarify, for each of the four years 2010 through 2013, how the actual PUD locations drilled in the subsequent year compared to the locations scheduled to be drilled during that year per the reserve estimates as of the end of the prior year. For example, explain how many of the 33 PUD locations scheduled to be drilled during 2011 per the year end 2010 reserve report were drilled during 2011. Also, tell us of any PUD locations drilled in 2011 that were replacements for, or in addition to, the 33 scheduled in your year end 2010 reserve report.

4.   Provide us a schedule that shows the ultimate disposition or current status of all PUD locations which, per your December 31, 2010, 2011 and 2012 reserve reports, were scheduled to be drilled in the following year but were not drilled in that year. For example, show the disposition or current status of all PUD locations which, as of December 31, 2010, were scheduled to be drilled in 2011 but were not drilled during that year.

5.   Send us a schedule which shows, for each of the locations underlying your PUD reserves as of December 31, 2012 and 2013, the date the development plan for the location was originally developed and the date of any subsequent revision to that development plan.

        You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant